EXHIBIT 99.1

News Release dated October 31, 2016, Suncor Energy sells Petro-Canada Lubricants business for $1.125 billion

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy sells Petro-Canada Lubricants business for $1.125 billion

Calgary, Alberta (Oct. 31, 2016) – Suncor Energy today announced it has reached an agreement to sell its Petro-Canada Lubricants Inc. (PCLI) business to a subsidiary of HollyFrontier Corporation (HollyFrontier) for gross proceeds of $1.125 billion, subject to customary closing adjustments.

The sale includes PCLI’s production and manufacturing centre in Mississauga, Ontario and the global marketing and distribution assets held by PCLI including its global offices.  Under the terms of the agreement, HollyFrontier will continue to operate the lubricants business under the Petro-Canada trademark.

“Today’s announcement is another example of how Suncor is focusing on its core assets through strategic acquisitions and divestitures that reinforce our commitment to long-term profitable growth,” said Steve Williams, president and chief executive officer. “Petro-Canada Lubricants is a valuable, high-performing business that has been recognized by customers around the globe for its innovative products. When we announced we were considering divesting of the Lubricants business, we had significant interest and as such we were able to transact with a company that fully recognizes the value of the business.”

The transaction is subject to customary closing conditions, including satisfaction of all regulatory requirements in Canada and the U.S., and is expected to close in the first quarter of 2017.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: the transaction, including the terms of the transaction and the expectation that the transaction will close in the first quarter of 2017; and Suncor’s commitment to long-term profitable growth. Some of the forward-looking statements and information may be identified by words like “will”, “expected” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the timing and completion of the transaction; the ability of the parties to satisfy the conditions to closing of the transaction; the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor, including that the parties may not satisfy the conditions to closing of the transaction and that the transaction may not close by the time anticipated or at all. Suncor’s actual results may differ materially from those expressed or

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implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated Oct. 26, 2016 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated Feb. 25, 2016 and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Petro-Canada Lubricants, a Suncor business, blends and packages more than 350 different lubricants, specialty fluids and greases that are exported to more than 80 countries on six continents. Petro-Canada Lubricants specializes in offering customers products and services proven to maximize equipment performance, productivity and overall savings. From heavy duty engine oils to hydraulic fluids, automatic transmission fluids and gear oils and greases – Petro-Canada Lubricants is a one-stop solution to a world of needs.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

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800-558-9071

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